Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	May 14, 2009
NYSE Amex: SVM

FINANCIAL AND OPERATING RESULTS

FOR THE 4th QUARTER AND FISCAL YEAR ENDED MARCH 31, 2009

VANCOUVER, British Columbia – May 14, 2009 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reports its unaudited financial and operating results for the fourth quarter and fiscal year ended March 31, 2009 and provides an outlook for fiscal year 2010. The financial results in the following text are expressed in US dollars (US$) unless stated otherwise.

FOURTH QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

•

Net income was $1.2 million or $0.01 per share in the fourth quarter.  Adjusted non-GAAP earnings for the quarter, after excluding three exceptional items, were $6.9 million or $0.05 per share, up 165% compared to $2.6 million or $0.02 in the last quarter.

•

Cash flow from operations of $10.6 million in the quarter, up 25% from $8.5 million in the prior quarter.  For the year, cash provided by operating activities was $47.0 million.  Cash, cash equivalents and short term investments at the end of the year were in total $65 million, with no debt.

•

1.04 million ounces of silver produced in the quarter, resulting in an annual record of 4.2 million ounces, and the 3rd consecutive year of silver production growth.

•

Silver head grade at the Ying Mine improved to 487 gram per tonne (g/t) in the quarter up from 420g/t in the previous quarter.

•

Total production cost per ounce of silver adjusted for by-product credits at the Ying Mine improved to negative $3.24 per ounce, compared to $0.18 in the last quarter.

•

The Net Smelter Return (NSR) for silver increased by 18% compared to the previous quarter.

•

Silvercorp’s common shares commenced trading on NYSE Amex.

•

Raised CAD$30 million in March 2009 through a 10 million common share equity financing.

•

Paid quarterly dividend of CAD$0.02 per share.

FINANCIALS

For the quarter, the Company recorded a net income of $1.2 million or $0.01 per share and adjusted non-GAAP earnings were $6.9 million or $0.05 per share, after excluding three exceptional items recorded during the quarter.  Those items are:

•

$1.2 million unrealized foreign exchange loss relating to translation from Chinese Yuan to Canadian dollars. The unrealized foreign exchange loss in the previous quarter was $2.5 million.

•

$1.6 million accrued dividend withholding tax relating to dividends declared in February 2009 by the Company’s 77.5% owned Chinese subsidiary Henan Found Mining Co. Ltd. from the 2008 calendar year earnings.  According to a new Chinese Income Tax regulation effective on January 1, 2008, dividends paid to overseas investors are subject to a 10% withholding tax.

•

$2.9 million non-cash impairment charge writing down an equity investment in New Pacific Metals Inc. to the market value.

Condensed statements of non-GAAP operation results for the three months and year ended March 31, 2009 are as follows:

		Three months ended March 31,			Years ended March 31,
	2009	2009	2008	2009	2009	2008
	Excluding			Excluding
(US $000's, except per share numbers)	exceptional			exceptional
	items*			items*
Sales	17,392	$17,392	26,845	83,523	83,523	$108,363
Gross profit	11,010	11,010	20,229	47,836	47,836	85,040
Accretion of assets retirement obligations	(35)	(35)	(17)	(123)	(123)	(62)
Amortization	(24)	(24)	(175)	(817)	(817)	(517)
Foreign exchange gain (loss)*	1,853	673	507	7,538	2,872	(612)
General exploration	(500)	(500)	(1,038)	(2,325)	(2,325)	(1,817)
Impairment charges*	-	(2,907)	-	-	(50,707)	-
General administration	(2,262)	(2,262)	(3,936)	(11,357)	(11,357)	(9,671)
Other income and expenses	(224)	(224)	1,178	(782)	(782)	7,324
Income (loss) before income taxes and non-controlling interest	9,818	5,731	16,748	39,970	(15,403)	79,685
Income tax (expense) recovery*	(895)	(2,480)	(1,957)	(4,618)	937	(551)
Non-controlling interest*	(1,994)	(2,013)	(3,932)	(8,033)	(1,531)	(19,197)
Net income (loss)	$6,929	$1,238	10,859	27,319	(15,997)	$59,937
Earnings (loss) per share	$0.05	0.01	0.07	$0.18	(0.11)	$0.41

*The financial statements are prepared in accordance with Canadian GAAP (GAAP).  This news release refers to adjusted earnings and adjusted earnings per share, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP.  For adjusted earnings and adjusted earnings per share, the Company adjusted net income (loss) as reported to remove the effect of unusual and/or nonrecurring transactions in these measures, including: (i) non-cash impairment charges mainly relating to writing down an equity investment in New Pacific Metals Inc. to market value, (ii) accrued withholding taxes and (iii) unrealized foreign exchange loss relating to translation from Chinese yuan to Canadian dollars.

For the quarter, the Company recorded sales of $17.4 million, a decline of 35% compared to sales of $26.8 million for the same period last year, and an increase of 14% compared with sales of $15.2 million in the last quarter.  The average quarterly Net Smelter Return (NSR) net of value added tax for silver, lead and zinc of $8.68/oz, $0.52/lb and $0.37/lb decreased by 33%, 51% and 32%, respectively, compared to a year ago, but increased by 18%, 27% and 32%, respectively, compared to the previous quarter.

For the year, the Company recorded sales of $83.5 million, a 23% decline compared to fiscal 2008 sales of $108.4 million.  As previously mentioned, sales were negatively affected by the decline in metal prices.  For the 2009 fiscal year, the average realized NSR for silver, lead and zinc were $10.17/oz, $0.65/lb and $0.41/lb, down 10%, 34% and 53% respectively, compared to fiscal 2008.

For the quarter, gross profit from operations were $11.0 million, representing a gross margin of 63%, down $9.2 million or 46% compared to the same quarter last year of $20.2 million, or 75% of sales, but up $5.8 million from the last quarter’s gross profit of $5.2 million, or 35% of sales.

For the year, gross profit was $47.8 million, about 57% of sales, compared to $85.0 million being 78% of sales in fiscal 2008.  The declining gross profit was mainly attributed to (i) declining metal prices since July 2008 and (ii) the lower grade nature of ores from the TLP, LM and HPG mines which increased the unit cost of production.

For the quarter, cash provided by operating activities was $10.6 million, a decrease of 38% from $17.2 million for the same period last year, but a 24% increase from $8.5 million in the last quarter.

For the 2009 fiscal year, cash provided by operating activities was $47.0 million, a decrease of 41% from $79.8 million for fiscal 2008.

The Company completed a CAD$31 million equity financing in March 2009.  As at March 31, 2009, the Company had $41.5 million in cash and $24.0 million in short term investments and $47.6 million in working capital and remained debt-free.

For the quarter, capital expenditures amounted to $2.2 million, including the purchase of mineral rights and properties and capitalized exploration costs totaling $0.7 million and the purchase of equipment and construction costs for the new mill totaling $1.5 million.

For the year, cash capital expenditures amounted to $49.8 million.  The major items included the acquisition of the GC/SMT property for $24.3 million, exploration and mine development at Ying Mining Camp of $12.8 million and the purchase of equipment and construction costs for the new mill totaling $12.7 million.

METAL PRICES

Sales revenue and selling prices (NSR, net of smelter charges and the value added tax) for the three months and year ended March 31, 2009, are as follows:

	For the three months ended
	March 31, 2009		December 31, 2008		March 31, 2008
	NSR ($ per oz/ lb)	Sales revenue ($ in 000’s )	NSR ($ per oz/lb)	Sales revenue ($ in 000’s )	NSR ($ per oz/lb)	Sales revenue ($ in 000’s)
Silver	8.68	8,987	7.34	8,006	12.89	12,897
Gold	648	258	449	270	491	227
Lead	0.52	6,869	0.41	6,047	1.06	12,406
Zinc	0.37	1,278	0.28	845	0.55	1,315

	For the year ended
	March 31, 2009		March 31, 2008
	NSR ($ per oz/ lb)	Sales revenue ($ in 000’s )	NSR ($ per oz/lb)	Sales revenue ($ in 000’s)
Silver	10.17	42,583	11.28	44,678
Gold	614	1,154	552	1,190
Lead	0.65	34,424	0.98	48,433
Zinc	0.41	5,362	0.88	14,062

OPERATIONS

In the quarter, 60,466 tonnes of ores were mined which was less than previous quarters as the Company’s operations were closed for three weeks for the Chinese New Year in January and mining operations at the TLP, HPG and LM mines were suspended.  The comparison of total ores mined in the past five quarters are as follows:

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Ores Mined (tonne)
Direct Smelting Ores (tonne)	2,624	3,288	2,571	3,388	3,169
Ores to be milled (tonne)	57,842	118,658	121,963	129,465	69,319
	60,466	121,946	124,534	132,853	72,488

During the quarter, mining production was primarily from the Ying Mine.  Enhanced management of mining contractors and quality control have reduced mining dilution significantly; as a result, silver head grade improved to 486.7g/t, 16% higher than the previous quarter’s head grade of 420.2g/t.  Head grades also improved compared to the last quarter for lead (9.1% vs. 7.7%) and zinc (3.1% vs. 2.6%).

For the quarter, production cost and cash cost per ounce of silver, adjusted for by-product credits, were negative $3.24 and negative $3.62, respectively, a significant improvement from $0.18 and negative $1.39 in the previous quarter.  The reduced costs per ounce were mainly due to improved head grades and higher metal prices.

The operating results for the past five quarters at the Ying Mine are summarized as follows:

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Ores Mined (tonne)
Direct Smelting Ores (tonne)	2,610	3,114	2,387	3,071	2,673
Ores to be milled (tonne)	55,232	77,968	71,456	74,496	59,398
	57,842	81,082	73,843	77,567	62,071
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	2,726	3,114	2,387	3,071	2,673
Ores Milled (tonne)	60,167	70,854	69,493	74,691	51,996
	62,893	73,968	71,880	77,762	54,669
Head Grades of Run of Mine Ores
Silver (gram/tonne)	486.7	420.2	331.2	396.0	488.9
Lead (%)	9.1	7.7	6.0	6.7	8.1
Zinc (%)	3.1	2.6	2.5	3.3	3.8
Recovery Rate of the Run of Mine Ores
Silver (%)	93.1	92.9	91.3	90.7	91.6
Lead (%)	97.2	96.7	95.6	95.9	96.0
Zinc (%)	69.4	78.1	68.2	72.0	73.2
Sales Data
Silver (in thousands ounce)	931	880	622	889	929
Lead (in thousands pound)	12,150	11,419	8,096	11,250	9,596
Zinc (in thousands pound)	3,082	2,894	2,300	4,062	2,167
Cash Mining cost ($ per tonne)	45.44	45.10	55.71	55.61	37.69
Total Mining cost ($ per tonne)	58.71	61.60	72.86	69.44	48.66
Cash Milling cost ($ per tonne)	10.57	10.32	11.24	10.80	10.41
Total Milling cost ($ per tonne)	11.76	11.24	12.24	11.75	11.30
Total Production Costs
Silver ($ per ounce)	2.48	3.49	4.46	3.28	3.23
Lead ($ per pound)	0.15	0.20	0.31	0.21	0.27
Zinc ($ per pound)	0.11	0.13	0.15	0.13	0.14
Production Cost per Ounce of Silver, adjusted for by-product credits	(3.24)	0.18	(3.44)	(7.28)	(5.97)
Cash Cost per Ounce of Silver, adjusted for by-product credits	(3.62)	(1.39)	(5.14)	(7.42)	(6.15)

Fiscal year 2009 was the Company’s third consecutive year of production growth with annual production of 4.2 million ounces of silver, a 6% increase over fiscal 2008.  The Company also produced 53 million pounds of lead and 13 million pounds of zinc, compared to 50 million pounds of lead and 16 million pounds of zinc produced a year ago.

During fiscal 2009 two new mines, TLP and LM, were put into production, bringing total ores mined to 439,799 tonnes, a 44% increase from 306,143 tonnes in fiscal 2008.

The comparison of production for each producing mine and consolidated production is as follows:

	Fiscal 2009					Fiscal 2008
	Ying	HPG	TLP	LM	Consol’	Ying	HPG	Consol’
Ores mined (tonne)
Direct Smelting Ores (tonne)	11,182	504	95	71	11,852	11,010	1,919	12,929
ores to be milled (tonne)	279,152	54,361	59,118	35,316	427,947	242,829	50,385	293,214
	290,334	54,865	59,213	35,387	439,799	253,839	52,304	306,143
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	11,298	504	95	71	11,968	11,010	1,919	12,929
Ores Milled (tonne)	275,204	59,887	69,375	34,653	439,119	245,487	46,612	292,099
	286,502	60,391	69,470	34,724	451,087	256,497	48,531	305,028
Head Grades of Run of Mine Ores
Silver (gram/tonne)	407.0	154.4	160.4	266.7	311.6	464.2	207.4	420.3
Lead (%)	7.3	5.8	2.3	1.8	5.6	7.4	7.4	7.4
Zinc (%)	2.9	0.9	-	-	1.9	3.1	1.1	2.7
Recovery rate of Run of Mine Ores
Silver (%)	92.0	81.6	84.1	88.1	89.9	91.3	89.0	91.1
Lead (%)	96.5	93.2	2.3	86.8	94.3	95.8	93.8	95.5
Zinc (%)	69.3	71.4	-	-	76.1	72.0	65.6	71.6
Sales Data
Silver (in thousands ounce)	3,408	209	271	301	4,189	3,684	276	3,960
Lead (in thousands pound)	42,914	5,899	2,932	1,320	53,065	42,282	7,342	49,624
Zinc (in thousands pound)	12,338	618	-	-	12,956	15,136	776	15,912
Cash Mining cost ($ per tonne)	51.24	44.33	47.82	67.94	51.26	39.27	29.89	38.40
Total Mining cost ($ per tonne)	66.11	73.43	56.27	108.19	69.09	51.59	44.84	50.44
Cash Milling cost ($ per tonne)	10.63	12.50	11.44	15.55	11.39	10.01	15.95	10.85
Total Milling cost ($ per tonne)	11.62	13.80	12.54	15.55	12.37	11.00	17.36	11.93
Production Costs
Silver ($ per ounces)	3.49	7.72	9.48	7.22	4.34	2.25	3.90	2.44
Lead ($ per pound)	0.22	0.46	0.57	0.45	0.28	0.19	0.35	0.21
Zinc ($ per pound)	0.14	0.28	-	-	0.18	0.18	0.28	0.19
Production Costs per Ounce of Silver, adjusted for by-product credits	(2.86)	1.13	8.75	6.33	(1.25)	(9.65)	(17.12)	(10.15)
Cash Costs per Ounce of Silver, adjusted for by-product credits	(3.87)	(6.55)	5.14	5.15	(2.77)	(10.11)	(22.56)	(10.99)

OUTLOOK

In light of somewhat improved global commodity prices, the Company has adjusted its China operations strategies accordingly.  While maintaining full scale production at the Ying Mine, production at the TLP, LM and HPG mines, which was suspended in late December 2008, will be partially resumed.

At the Ying Mine, mining, development and exploration are proceeding as planned with production being maintained at 700-750 tonnes of ore per day.  Ore production is forecast to be 260,000 tonnes for fiscal 2010.  Projected head grades, recovery rates and metal production for the Ying Mine are listed in the table below:

Ying Mine Production Forecast Fiscal 2010 (Ending March 31, 2010)
Ores mined/milled	Commodity	Grade	Recoveries	Projected metal sales
260,000 Tonnes	Silver	480g/t	91%	3.65 Million oz
	Lead	9%	95%	49 Million lbs
	Zinc	3%	72%	12 Million lbs

At the TLP, HPG and LM mines, the Company will focus on exploration and mine development.  Mine production is scheduled to be partially resumed in the first quarter fiscal 2010.  Mine production is planned at 120,000 tonnes for the TLP and LM mines and 30,000 tonnes for the HPG mine in fiscal 2010.  This will yield approximately 1.0 - 1.4 million ounces of silver to bring the total silver production from the Ying Mining Camp to around 4.65 - 5.05 million ounces in fiscal 2010.

Using metal prices in January 2009 and the above production projections, the Company’s mining operations are projected to operate with a gross profit margin of between 55% and 60%, resulting in expected cash flows from operations of $35 million to $40 million.  Capital expenditures for fiscal 2010 are budgeted at $16 million for the Ying Mining Camp, including $11 million for the Ying Mine and $5 million for the TLP, LM and HPG mines.

At the GC project in Guangdong Province, the Company has made the following progress in applying for a mining permit and advancing the project towards production:

●

An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community.  The panel recommended that the Environmental Protection Bureau approve the GC project mining development. Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

●

2008 exploration results and recent drilling results are being incorporated into a NI43-101 technical update with a new resource estimate for the GC project which is expected to be released in June 2009.

●

The Company has engaged a Chinese engineering firm with Class A qualification in mine and mill designs to provide a full mine and mill design for the GC project.  This will be equivalent to a feasibility study in Canada.

The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration, reports, mine and mill designs, and for permitting.  This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

The Company is also actively evaluating mining assets with defined resources in North America for acquisition or joint venture.

Selected unaudited interim consolidated results for the three months and year ended March 31, 2009 are attached to this news release.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results have been scheduled as follows:

Date:

Friday, May 15, 2009

Time:

7:00 am PT (10:00 am ET)

Dial-In Number:

1-612-332-0107

Live audio webcast:

www.silvercorp.ca (click on the link on the home page)

Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, GC&SMT property to profitably mine and produce silver, lead and zinc in Guangdong Province, China.   The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives, or expected production levels, exploration, head grades, recovery rates, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability.  There can be no assurance that such forward-looking statements, including those in the outlook section, will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in thousands of US dollars)

	March 31, 2009	March 31, 2008
ASSETS

Current Assets
Cash and cash equivalents	$41,470	$47,093
Short term investments	23,962	37,146
Restricted cash	732	-
Accounts receivable and prepaids	2,933	5,260
Inventories	1,529	2,389
Current portion of future income taxes	143	-
Amount due from related parties	249	47
	71,018	91,935

Long term prepaids	1,050	5,194
Long term investments	12,186	17,874
Restricted cash	293	-
Property, plant and equipment	29,072	14,349
Mineral rights and properties	89,413	60,905
Reclamation deposits	8	10
Future income tax assets	2,162	-
	$205,202	$190,267

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$8,533	$7,027
Deposits received from customers	1,290	2,573
Notes payable	658	-
Dividends payable	2,564	-
Income tax payable	3,041	720
Amounts due to related parties	7,353	12,118
	23,439	22,438

Future income tax liabilities	19,678	6,346
Asset retirement obligation	2,029	1,226
	45,146	30,010

Non-controlling interests	7,610	11,265

SHAREHOLDERS' EQUITY

Share capital	135,604	78,334
Contributed surplus	3,764	1,722
Reserves	31,893	2,078
Accumulated other comprehensive income (loss)	(10,167)	14,122
Retained earnings	(8,648)	52,736
	152,446	148,992

	$205,202	$190,267

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - expressed in thousands of US dollars, except for share figures)

	Three months ended March 31,		Years ended March 31,

	2009	2008	2009	2008

Sales	$17,392	$26,845	$83,523	$108,363

Cost of sales	6,276	6,459	29,322	20,114
Amortization and depletion	106	157	6,365	3,208
	6,382	6,616	35,687	23,322

Gross profit	11,010	20,229	47,836	85,041

Expenses
Accretion of asset retirement obligations	35	17	123	62
Amortization	24	175	817	517
Foreign exchange loss (gain)	(673)	(507)	(2,872)	612
General exploration and property investigation expenses	500	1,038	2,325	1,817
Impairment charges	2,907	-	50,707	-
Investor relations	109	69	550	284
Office, administration and miscellaneous	2,023	2,410	9,319	7,254
Professional fees	130	1,457	1,488	2,134
	5,055	4,659	62,457	12,680
Earnings (loss) before other income and expenses	5,955	15,570	(14,621)	72,361
Other income and expenses
Equity loss in investment	12	(78)	(1,455)	(250)
Exploration cost after recovery	-	563	-	-
Gain (loss) on disposal of mineral rights and property	-	-	(819)	563
Loss on disposal of property, plant and equipment	(308)	-	(328)	(48)
Interest income	75	693	1,342	2,585
Other income	(3)	-	478	4,474
	(224)	1,178	(782)	7,324

Income (loss) before income taxes and non-controlling interests	5,731	16,748	(15,403)	79,685

Income tax expense (recovery)
Current	2,805	1,988	6,988	441
Future	(325)	(31)	(7,925)	110
	2,480	1,957	(937)	551

Income (loss) before non-controlling interests	3,251	14,791	(14,466)	79,134

Non-controlling interests	(2,013)	(3,932)	(1,531)	(19,197)

Net income (loss)	$1,238	$10,859	$(15,997)	$59,937

Basic earnings (loss) per share	$0.01	$0.07	$(0.11)	$0.41
Diluted earnings (loss) per share	$0.01	$0.07	$(0.11)	$0.40
Weighted Average Number of Shares Outstanding - Basic	153,869,610	148,940,949	152,350,041	147,660,730
Weighted Average Number of Shares Outstanding - Diluted	154,996,312	151,005,453	152,350,041	150,954,072

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - expressed in thousands of US dollars)

	Three months ended March 31,		Years ended March 31,
	2009	2008	2009	2008

Net income (loss) for the period	$1,238	$10,859	$(15,997)	$59,937
Other comprehensive income (loss), net of taxes:
Transition adjustment to opening balance upon adoption of new standards	-	-	-	9
Unrealized loss on available for sale securities	(48)	(49)	(155)	(48)
Unrealized exchange gain on translation of self-sustaining foreign operations	1,079	2,656	11,270	3,972
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	(5,770)	13,592	(35,404)	9,709
Other comprehensive income (loss)	(4,739)	16,199	(24,289)	13,642
Comprehensive income (loss)	$(3,501)	$27,058	$(40,286)	$73,579

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited -expressed in thousands of US dollars)

	Three months ended March 31,		Years ended March 31,
	2009	2008	2009	2008
Cash provided by (used for)
Operating activities
Net income (loss) for the period	$1,238	$10,859	$(15,997)	$59,937
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	35	17	122	62
Amortization	130	332	7,182	3,725
Equity Investment loss (gain)	(12)	78	1,455	250
Future income tax expenses (recovery)	(325)	(31)	(7,925)	110
Impairment charges	2,907	-	50,707	-
Loss (gain) on disposal of mineral property	-	(563)	819	(563)
Loss on disposal of property, plant, and equipment	309	-	328	48
Non-cash other income	-	-	-	(4,388)
Non-controlling interests	2,013	3,932	1,531	19,197
Stock-based compensation	107	595	2,103	2,473
Unrealized foreign exchange loss on future income tax liabilities	883	-	4,378	-
	7,285	15,219	44,703	80,851
Net change in non-cash working capital
Accounts receivable and prepaids	339	(2,030)	2,513	(3,627)
Inventory	3,028	(975)	496	(342)
Restricted cash	(1,020)	-	(1,020)	-
Accounts payable and accrued liabilities	(1,633)	2,441	(734)	3,413
Asset retirement obligation discharged upon payment	-	-	-	(514)
Income tax payable	2,361	662	2,300	(950)
Deposits received from customers	265	1,913	(1,272)	955
Cash provided by operating activities	10,625	17,230	46,986	79,786

Investing activities
Acquisition of mineral rights and properties	(713)	(10,212)	(37,115)	(36,583)
Acquisition of property, plant, and equipment	(1,524)	(4,019)	(12,697)	(7,452)
Purchase of long term investments	(146)	(1,648)	(291)	(5,552)
Decrease (increase) of short term investments	(9,414)	(1,164)	12,982	(29,489)
Decrease (increase) in long term prepaids	1,499	366	(354)	(3,397)
Proceeds from disposal of mineral rights and properties	-	563	814	563
Proceeds from disposal of property, plant, and equipment	-	-	2	157
Distribution to non-controlling interest shareholder	(1,974)	-	(13,173)	(3,371)
Cash dividends distributed	(2,476)	-	(5,466)	(6,891)
Non-controlling interest contribution	-	-	215	-
Cash used in investing activities	(14,748)	(16,114)	(55,083)	(92,015)

Financing activities
Repayment from (advance to) related parties	(225)	74	(36)	(1,429)
Advance (repayment) under loans payable	655	(1,689)	655	-
Share subscriptions for cash, net of commission and expenses	22,634	475	22,656	2,294
Shares returned to treasury for cancellation	-	-	(9,473)	-
Cash provided by (used in) financing activities	23,064	(1,140)	13,802	865

Effect of exchange rate changes on cash and cash equivalents	(6,279)	(165)	(11,326)	5,128

Increased (decrease) in cash and cash equivalents	12,662	(189)	(5,623)	(6,237)

Cash and cash equivalents, beginning of period	28,808	47,282	47,093	53,330

Cash and cash equivalents, end of period	$41,470	$47,093	$41,470	$47,093
Supplemental information:
Interest paid	$-	$13	$30	$87
Income tax paid	$554	$-	$4,703	$1,274

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$-	$36,484	$-
Common shares of New Pacific Metals Corp. received as partial consideration for the Option Agreement related to Kang Dian Project	$-	$1,336	$-	$4,388
Capitalized future income tax on acquisiton of mineral rights and properties	$-	$-	$19,220	$-
Capitalized asset retirement obligation as per initial measurement	$-	$-	$726	$-

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited - expressed in thousands of US dollars)

	Three months ended March 31,		Years ended March 31,
	2009	2008	2009	2008
Share capital
Common shares	$135,604	$78,334	$135,604	$78,334
	135,604	78,334	135,604	78,334

Contributed Surplus	3,764	1,722	3,764	1,722
Reserves	31,893	2,078	31,893	2,078

Accumulated comprehensive income
Retained earnings, beginning of periods	13,511	41,877	52,736	1,767
Net earnings (loss)	1,238	10,859	(15,997)	59,937
Cancellation of shares under normal course issuer bid	-	-	(7,541)	-
Dividends declared	(2,565)	-	(8,031)	(6,891)
Appropriation to reserves	(20,832)	-	(29,815)	(2,077)
Retained earnings, end of periods	(8,648)	52,736	(8,648)	52,736
Accumulated other comprehansive income (loss)	(10,167)	14,122	(10,167)	14,122
	(18,815)	66,858	(18,815)	66,858
	$152,446	$148,992	$152,446	$148,992